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As filed with the Securities and Exchange Commission on December 28, 2004.

File No. 70-10229

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO
FORM U-1
APPLICATION OR DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Xcel Energy Inc.
Xcel Energy Services Inc.
800 Nicollet Mall
Minneapolis, MN 55402

Public Service Company of Colorado
1225 17th
Street Denver, CO 80202
(Name of company or companies filing this statement and address of principal executive office)

Xcel Energy Inc.
(Name of top registered holding company parent of each applicant or declarant)

Gary R. Johnson, Esq.
Vice President and General Counsel
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN 55402
(Name and address of agents for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Robert J. Joseph
Michael G. Strohmeier
Jones Day
77 West Wacker
Suite 3500
Chicago, IL 60601
(312) 782-3939

i

        The Form U-1 Application/Declaration (the "Declaration") filed May 14, 2004 in this file number 70-10229, as amended on November 5, 2004, is hereby, except for exhibits previously filed, amended in its entirety as follows:

ITEM 1.    Description of Proposed Transactions.

  A.
  Introduction.

        Xcel Energy Inc., a registered public utility holding company ("Xcel Energy") owns all of the outstanding common stock of Cheyenne Light, Fuel and Power Company, a Wyoming corporation and electric and gas utility company ("Cheyenne"). This Declaration seeks approval pursuant to Section 12 (d) of the Public Utility Holding Company Act of 1935, as amended (the "Act") and Rules 44 and 54 of the Commission's regulations, for Xcel Energy to sell its ownership interest in Cheyenne to a non-affiliated, third-party, Black Hills Corporation, a South Dakota corporation ("Black Hills")1 and for Xcel Energy, Public Service Company of Colorado ("PSCo"), a wholly-owned public utility subsidiary of Xcel Energy, and Xcel Energy Services Inc. ("Xcel Energy Services" and, together with Xcel Energy and PSCo, the "Applicants"), a wholly-owned subsidiary of Xcel Energy and the services company of the Xcel Energy system, to provide certain transition services to Black Hills subsequent to the acquisition of Cheyenne.

  B.
  Description of the Proposed Sale of the Stock of a Public Utility Company

        Cheyenne is a wholly-owned subsidiary of Xcel Energy that serves approximately 38,000 electric customers and 31,000 gas customers in and around Cheyenne, Wyoming. On January 13, 2004 Xcel Energy and Black Hills entered into a Stock Purchase Agreement (the "Agreement"), pursuant to which Xcel Energy agreed to sell and transfer to Black Hills, and Black Hills agreed to purchase from Xcel Energy (the "Transaction"), all of the issued and outstanding common stock of Cheyenne (the "Stock"). A copy of the Agreement is filed as Exhibit B-1 to this Declaration.

        In consideration for the sale and transfer of the Stock, Black Hills agreed to pay to Xcel Energy the sum of (i) $82,000,000 in cash, minus (ii) the principal amount of indebtedness and all accrued and unpaid interest owning by Cheyenne as of the closing of the transactions provide for under the Agreement (the "Closing") on or related to Cheyenne's bonds issued pursuant to an Indenture of Mortgage & Deed of Trust dated March 1, 1948, as amended, between Cheyenne and United States National Bank of Denver (the "Indenture"), plus or minus (iii) any adjustments pursuant to the working capital adjustment and the capital expenditure adjustment provided for under the Agreement (collectively, the "Purchase Price"). As of September 30, 2004, Cheyenne had approximately $[25] million principal amount of bonds outstanding under the Indenture.

        The sale of Cheyenne to Black Hills was the result of an auction process from which Black Hills emerged as the successful bidder. As part of the auction process, numerous independent bids for Cheyenne were evaluated. Valuation ranges for Cheyenne were estimated using several factors including (i) discounted cash flows, (ii) multiples of comparable publicly traded companies, and (iii) multiples of comparable transactions. Black Hills' bid was determined to be fair and adequate using each of these valuations. Ultimately, Black Hills' bid was selected because it offered the best overall value in the light of the proposed terms and conditions (of which purchase price is one of several factors) for Xcel Energy.

1 On October 14, 2004, Black Hills filed an Application/Declaration with the Commission in Docket No. 70-10255 seeking, among others, approval of the acquisition of Xcel Energy's interest in Cheyenne.

        Cheyenne was acquired in October 1923 by PSCo. The sale of Cheyenne is the result of Xcel Energy's business strategy of refining its focus on core operations, as well as recent changes in the energy industry. Upon Closing of the Transaction, Xcel Energy will enter into a transition services agreement with Black Hills (the "Transition Services Agreement"). Pursuant to the Transition Services Agreement, the Applicants will provide certain (i) operational services, (ii) corporate services, (iii) information services, and (iv) other services to Black Hills at cost for a period not to exceed 6 months (9 months for operational services) and a possible extension period of 3 months. Applicants agreed to provide such services at cost as part of the overall negotiation of the consideration to be paid by Black Hills in the Transaction. For a more detailed description of the transition services to be provided under the Transition Services Agreement see Schedule 9.10 to the Agreement, filed herewith as Exhibit B-1.

  C.
  Description of the Parties to the Proposed Sale of the Stock of a Public Utility Company

        Xcel Energy is a registered public utility holding company under the Act. Xcel Energy directly owns five utility subsidiaries that serve electric and/or natural gas customers in 11 states. These five utility subsidiaries are Cheyenne, Northern States Power Company, a Minnesota corporation, Northern States Power Company, a Wisconsin corporation, PSCo and, Southwestern Public Service Co. Their service territories include portions of Colorado, Kansas, Michigan, Minnesota, New Mexico, North Dakota, Oklahoma, South Dakota, Texas, Wisconsin and Wyoming. Xcel Energy also owns or has an interest in a number of nonregulated businesses.

        Cheyenne is a wholly-owned electric and natural gas utility subsidiary of Xcel Energy operating in and around Cheyenne, Wyoming. Cheyenne was incorporated in 1900 under the laws of Wyoming. Cheyenne is subject to the jurisdiction of the Wyoming Public Service Commission ("WPSC") with respect to its facilities, rates, services, accounts and issuance of securities and to the jurisdiction of the Federal Energy Regulatory Commission ("FERC") with respect to its accounting practices and transmission of electricity in interstate commerce. Cheyenne currently provides service to approximately 38,000 electric and approximately 31,000 natural gas customers in and around Cheyenne, Wyoming. Cheyenne had revenues of approximately $97 million and $68 million in the fiscal year ended December 31, 2003 and during the nine-month period ended September 30, 2004, respectively, with net income of approximately $2.1 million and $1.6 million, respectively.

        Black Hills is a South Dakota corporation headquartered in Rapid City, South Dakota. Black Hills is a public utility holding company exempt from registration under Section 3(a)(2) of the Act. Subsidiaries of Black Hills are engaged in the generation, transmission, distribution and sale of electricity, the production, marketing, and transportation of natural gas, oil, and coal, and the provision of communications, cable television, and internet services. Black Hills Power, Inc. ("Black Hills Power"), also a South Dakota corporation and a wholly owned subsidiary of Black Hills, is a public utility engaged in the generation, transmission, distribution and sale of electricity to approximately 60,000 customers in eleven counties in western South Dakota, eastern Wyoming, and southwestern Montana. Black Hills Power is the only regulated, non-EWG public utility subsidiary of Black Hills. Black Hills is publicly traded and is listed on the New York Stock Exchange under the symbol "BKH". Black Hills and its subsidiaries had approximately $1.25 billion of revenues in 2003 with net income of approximately $61 million.

        Xcel Energy has been advised by Black Hills that it intends to maintain the separate corporate identity of Cheyenne. Black Hills has advised Xcel Energy that it will make appropriate filings with the Commission with respect to its post-closing status under the Act. For a description of Black Hills' plans with respect to the integration of Cheyenne immediately after the acquisition of the Stock, please see Black Hills' application to the WPSC, a copy of which is filed herein as Exhibit D-1.

ITEM 2.    Fees, Commissions and Expenses.

2

        The fees, commissions and expenses to be incurred in connection with the proposed transaction are expected not to exceed $125,000.

ITEM 3.    Applicable Statutory Provisions.

        Section 12(d) of the Act and Rules 44 and 54 thereunder are believed to be applicable to the proposed transaction. To the extent that the proposed transaction is considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

  Section 12(d)/Rule 44.

        Section 12(d) makes it unlawful for any registered holding company to sell the securities of any public utility company in contravention of such rules and regulations or orders regarding the consideration to be received for such sale, maintenance of competitive conditions, fees and commissions, accounts, disclosure of interest and similar matters as the Commission deems necessary or appropriate. Under Rule 44(a) no registered holding company may sell the security of any public utility company, except pursuant to a declaration notifying the Commission of the proposed transaction, which has become effective in accordance with Rule 23, and pursuant to the order of the Commission with respect to such declaration. Applicants respectfully requests the Commission to issue an order approving this Declaration.

        As discussed above, the Purchase Price and the terms and conditions of the Agreement were the product of an auction process. Xcel Energy does not expect that the sale of the Stock will adversely affect competitive conditions. The applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR-Act") was terminated early on May 17, 2004 without any action by the Department of Justice ("DOJ") and the Federal Trade Commission ("FTC").

  Rule 54 Analysis.

        Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG"), as defined in Section 32 of the Act or a foreign utility company ("FUCO"), as defined in Section 33 of the Act, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied. For the reasons described below, Xcel Energy satisfies Rule 53(a) and (b) and therefore Rule 53(c) does not apply.

        Xcel Energy currently does satisfy the requirements of Rule 53(a)(1) for the issuance or sale of securities for purposes of financing the acquisition of, or the guarantee of a security of, an EWG because its aggregate investment does not exceed 50 percent of the Xcel Energy system's consolidated retained earnings. Xcel Energy's consolidated retained earnings, as defined in Rule 53, at September 30, 2004, was approximately $408 million. As of September 30, 2004, Xcel Energy's "aggregate investment," as defined in Rule 53(a)(l), in EWGs and FUCOs was $98.1 million,2 or approximately 24% of Xcel Energy's consolidated retained earnings at September 30, 2004.3

        Xcel Energy currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Xcel Energy system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions.

        The circumstances described in Rule 53(b)(1) have not occurred.

        The circumstances described in Rule 53(b)(2) have not occurred. The average consolidated retained earnings of Xcel Energy for the four quarterly periods ended September 30, 2004 was approximately $416 million, an increase from the average of Xcel Energy's consolidated retained earnings for the four quarterly periods ended September 30, 2003 of approximately $(66) million. Furthermore, Xcel Energy's "aggregate investment" in EWGs and FUCOs as of September 30, 2004 of $98.1 million did not exceed 2% of the total capital invested in utility operations.

2 For purposes of these calculations, Xcel Energy's investment in NRG Energy, Inc. ("NRG") and its subsidiaries has not been included as an investment in EWGs and FUCOs upon NRG's emergence from bankruptcy on December 5, 2003 upon which Xcel Energy divested its interest in NRG.

3 On March 7, 2002 (Holding Co. Act Release No. 27494), the Commission authorized Xcel Energy to invest up to 100% of its consolidated retained earnings, as defined in Rule 53, in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c).

3

        The circumstances described in Rule 53(b)(3) have not occurred. In 2003 Xcel Energy reported no operating loss attributable to its direct and indirect investments in EWGs and FUCOs.4 Xcel Energy respectfully submits that Rule 53(c) does not apply.

        Since Rules 53(a), (b) or (c) are satisfied, the Commission should not consider the effect of the capitalization or earnings of any EWG or FUCO of Xcel Energy upon the registered holding company system of Xcel Energy.

ITEM 4.    Regulatory Approval.

  Wyoming Public Service Commission

        The sale and transfer of the Stock by Xcel Energy to Black Hills, and the acquisition thereof by Black Hills, is subject to approval by the WPSC. On March 22, 2004, Cheyenne, Xcel Energy and Black Hills jointly filed an application with the WPSC seeking approval of the Transaction. A copy of the application is filed herewith as Exhibit D-1. On August 26, 2004, the WPSC issued an order approving the Transaction. A copy of the order is filed herewith as Exhibit D-2.

  Federal Energy Regulatory Commission

        The sale and transfer of the Stock by Xcel Energy to Black Hills, and the acquisition thereof by Black Hills, is also subject to approval by the FERC. On September 20, 2004, the FERC issued an order under Section 203 of the Federal Power Act approving the Transaction. A copy of the order is filed herewith as Exhibit D-3.

  Hart-Scott-Rodino Antitrust Improvements Act

        The Transaction is also subject to the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). Xcel Energy and Black Hills made a filing with the DOJ and the FTC under the HSR Act on May 7, 2004 and the were granted early termination of the applicable waiting period on May 17, 2004.

  Federal Commerce Commission

        The transfer of certain radio licenses used by Cheyenne and currently held by Xcel Energy Services, Inc., the service company of the Xcel Energy system, to Black Hills is subject to notice filings with the Federal Commerce Commission.

ITEM 5.    Procedure.

        It is requested that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date. It is further requested that (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

4 In 2003 Xcel Energy's investment in Denver City Energy Associates LP (DCEA) was accounted for on the equity method and thus was not included in the consolidated operating income of Xcel Energy. In 2003, Xcel Energy sold its direct investment in DCEA. It now retains only a 10% indirect ownership interest through US Power Fund LP, for which Xcel Energy reported equity earnings of $80,000 in 2003. Furthermore, Xcel Energy Argentina Inc. ("Xcel Argentina") and NRG Energy, Inc. ("NRG") were included in discontinued operations in 2003. As a result, neither NRG nor Xcel Argentina were included in the consolidated operating income of Xcel Energy in 2003. The financial results of NRG reported as discontinued operations of Xcel Energy were approximately $(251) million and the financial results of Xcel Argentina reported as discontinued operations of Xcel Energy were approximately $21 million in 2003. It should be noted that in 2003 Xcel Energy reported an income tax benefit attributable to its investment in NRG of approximately $404 million.

4

ITEM 6.    Exhibits and Financial Statements.

  A.
  Exhibits:

Exhibit No.	Description of Document
A-1	Articles of Incorporation and Amendments of Xcel Energy Inc. (incorporated by reference to Exhibit 4.01 to Form 8-K filed on August 21, 2000, File No. 1-3034)
A-2	Bylaws of Xcel Energy Inc. (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 filed on October 25, 2000, File No. 333-48590)
B-1	Stock Purchase Agreement dated January 13, 2004 between Xcel Energy and Black Hills (previously filed)
C	Not applicable
D-1	Application to Wyoming Public Service Commission (previously filed)
D-2	Order by Wyoming Public Service Commission
D-3	Order by FERC
E	Not applicable
F-1	Opinion of Counsel (previously filed)
G	Proposed Form of Notice (previously filed)
  B.
  Financial Statements:

Exhibit No.	Description of Document
1.1	Consolidated Balance Sheet of Xcel Energy Inc. as of December 31, 2003 (incorporated by reference to Form 10-K of Xcel Energy filed March 15, 2004, File No. 1-3034)
1.2	Consolidated Statement of Income of Xcel Energy for the period ended December 31, 2003 (incorporated by reference to Form 10-K of Xcel Energy filed March 15, 2004, File No. 1-3034)
1.3	Consolidated Balance Sheet of Xcel Energy Inc. as of September 30, 2004 (incorporated by reference to Form 10-Q of Xcel Energy filed November 8, 2004, File No. 1-3034)
1.4	Consolidated Statement of Income of Xcel Energy for the period ended September 30, 2004 (incorporated by reference to Form 10-Q of Xcel Energy filed November 8, 2004, File No. 1-3034)

ITEM 7.    Information as to Environmental Effects.

        No Federal agency has prepared or is preparing an environmental impact statement with respect to the subject transactions. Reference is made to Item 4 hereof regarding regulatory approvals with respect to the proposed transactions.

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SIGNATURE

        Pursuant to the Requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Xcel Energy Inc.
/s/ GARY R. JOHNSON Gary R. Johnson Vice President and General Counsel
Xcel Energy Services Inc.
/s/ GARY R. JOHNSON Gary R. Johnson Vice President and General Counsel
Public Service Company of Colorado
/s/ GARY R. JOHNSON Gary R. Johnson Vice President and General Counsel

Date: December 28, 2004

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